FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a — 16 or 15d — 16 of
the Securities Exchange Act of 1934

For the month of October 2007
(31 October 2007)

British Sky Broadcasting
Group plc
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F  ☑                      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐                      No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable
This report is incorporated by reference in the prospectus contained in the Registration Statements on Form F-3 (SEC File No. 333-08246) and Form F-3/S-3 (SEC File No. 333-106837) filed by the Registrant under the Securities Act of 1933.

SIGNATURES
EXHIBIT INDEX

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP PLC
Date: 31 October 2007	By:	/s/ David Gormley
David Gormley
Company Secretary

EXHIBIT INDEX
EXHIBIT NO.1
Updated Risk Factors with respect to the Company, as excerpted from the Company’s EMTN Programme prospectus
On 3 April 2007, the Group established a Euro medium term note programme (the “EMTN Programme”) which provides the Group with a standardised documentation platform to allow for senior debt issuance in the Eurobond markets. The maximum potential issuance under the EMTN Programme is £1 billion.
In accordance with Section 5.1.2 of the FSA Prospectus Rules, the Group is required to update the EMTN Programme prospectus (the “Prospectus”) annually. Pursuant to this requirement, the Group has reviewed and updated the list of factors contained in the Prospectus that may affect its ability to fulfil its obligations in respect of the notes issued under the EMTN Programme (the “Risk Factors”). The updated Risk Factors are set out in full below.
The Group’s business is heavily regulated and changes in regulations, changes in interpretation of existing regulations or failure to obtain required regulatory approvals or licences could adversely affect the Group’s ability to operate or compete effectively.
The Group is subject to regulation primarily under UK and European Union legislation and it is currently and may be in the future subject to investigation and enquiries from regulatory authorities from time to time. The regimes which affect the Group’s business include broadcasting, telecommunications, competition (anti-trust), gambling and taxation laws and regulations. Relevant authorities may introduce additional or new regulations applicable to the Group’s business. The Group’s business and business prospects could be adversely affected by the introduction of new laws, policies or regulations or changes in the interpretation or application of existing laws, policies and regulations. Changes in regulations relating to one or more of licensing requirements, access requirements, programming transmission and spectrum specifications, consumer protection, taxation, or other aspects of the Group’s business, or that of any of the Group’s competitors, could have a material adverse effect on the Group’s business and/or the results of its operations.
The Group cannot be certain that it will succeed in obtaining all requisite approvals and licences in the future for its operations without the imposition of restrictions which may have an adverse consequence to the Group, or that compliance issues will not be raised in respect of the Group’s operations, including those conducted prior to the date of this Prospectus.
On 20 March 2007, Ofcom announced that it will investigate the UK pay TV industry, following receipt and consideration of a submission from various industry participants (BT, Setanta, Top Up TV and Virgin Media). Following this investigation, which will include obtaining information from market participants, Ofcom will decide whether to make a market reference under the Enterprise Act 2002 (the “Enterprise Act’’) to the Competition Commission (“CC’’), which would be on the basis that it has reasonable grounds for suspecting that any feature, or combination of features, of any market in the UK prevents, restricts or distorts competition in connection with the supply of pay TV services in the UK. Ofcom will also consider whether any concerns would be better addressed either using its sectoral powers under the Communications Act 2003 (the “Communications Act’’) or its powers under the Competition Act 1998 (the “Competition Act’’).
In addition, the National Consumer Council, which is a designated consumer body under the Enterprise Act, has indicated that it is considering making a “super-complaint’’ to Ofcom in relation to the provision of pay TV services in the UK. A “super-complaint” is a complaint that “any feature or combination of features of a market in the UK for goods or services is or appears to be significantly harming the interests of consumers”. If Ofcom decides to accept such a “supercomplaint”, this can lead to a market study being made into the issues raised, a market investigation reference being made to the CC (of the type Ofcom itself has announced it is considering), or other enforcement action under its competition or consumer powers.
On 17 November 2006 the Group acquired 696 million shares in ITV plc (“ITV”) amounting to 17.9 per cent. of its issued share capital. The Group paid 135 pence per share, totalling £946 million. Following the first phase review by the Office of Fair Trading, Ofcom and the Department of Trade and Industry (now known as the Department for Business, Enterprise and Regulatory Reform (“DBERR”)) the investment in ITV is currently under examination by the CC.
On 2 October 2007 the CC published its provisional findings that a relevant merger situation had been created, granting it jurisdiction, and that the creation of that situation may be expected to result in a substantial lessening of competition arising from the loss of rivalry in the all-TV market between ITV and the Group, and that the creation of that situation may be expected to operate against the public interest. At the same time as it published its provisional findings, the CC published a Remedies Notice setting out possible actions to remedy the adverse public interest effects that it had identified for consultation. The Group continues to engage with the CC as it seeks to finalise its findings, and, as necessary discuss possible remedies to address any concerns raised.
The Group is not yet able to assess whether, or the extent to which, these matters will have a material effect on the Group.
The Group operates in a highly competitive environment that is subject to rapid change and it must continue to invest and adapt to remain competitive.
The Group faces competition from a broad range of companies engaged in communications and entertainment services, including cable operators, DSL providers, digital and analogue terrestrial television providers, telecommunications providers, internet service providers, home entertainment products companies, betting and gaming companies, companies developing new technologies, and other suppliers of news, information, sports and entertainment, as well as other providers of interactive services. The Group’s competitors increasingly include communication and entertainment providers that are offering services beyond those with which they have traditionally been associated, either through engaging in new areas or by reason of the convergence of the means of delivery of communication and entertainment services. The Group’s competitors include organisations which are publicly funded, in whole or in part, and which fulfil a public service broadcasting mandate. A change to such mandate could lead to an increase in the strength of competition from these organisations. Although the Group has continued to develop its services through technological innovation and by licensing, acquiring and producing a broad range of content, the Group cannot predict with certainty the changes that may occur in the future which may affect the competitiveness of its businesses. In particular, the means of delivering various of the Group’s (and/or competing) services may be subject to rapid technological change. The Group’s competitors’ positions may be strengthened by an increase in the capacity of, or developments in, the means of delivery which they use to provide their services.
The Group’s advertising revenue depends on certain external factors which include the overall value of advertising placed with broadcasters by third party advertisers as well as the amount of such advertising that is placed with the Group and the channels on whose behalf the Group sells advertising space. The Group’s advertising revenue is also impacted by the audience viewing share of the Sky Channels and the other channels on whose behalf the Group sells advertising and, accordingly, such revenue is affected to some extent by the distribution of such channels.
The Group cannot be certain that these factors will always be favourable to the Group and therefore that any related developments or changes will not have a negative impact on the Group’s advertising revenue. Advertising revenue may also be dependent on the viewing behaviour of the television audience. For example, viewers with Sky+ (or any other PVR) or viewers of on-demand programming may choose not to view advertising including that on Sky Channels and Sky Distributed Channels. The Group cannot be certain that its advertising revenue will not be impacted negatively by this behaviour or that advertising revenue for Sky Channels currently offered on other platforms will not be impacted negatively in the future by the offering of PVR devices similar to Sky+ by other operators. The Group’s ability to compete successfully will depend on its ability to continue to acquire, commission and produce programme content that is attractive to its subscribers. The programme content and third party programme services the Group has licensed from others are subject to fixed term contracts which will expire or may terminate early. The Group cannot be certain that programme content or third party programme services (whether on a renewal or otherwise) will be available to it at all or on acceptable financial or other terms (including in relation to technical matters such as encryption, territorial limitation and copy protection). Similarly, the Group cannot be certain that such programme content or programme services will be attractive to its customers, even if so available. The future demand and speed of take up of the Group’s DTH service, and the Group’s broadband and telephony services will depend upon the Group’s ability to offer such services to its customers at competitive prices, pressures from competing services (which include both paid-for and free-to-air offerings), and its ability to create demand for its products and to attract and retain customers through a wide range of marketing activities. The future demand and speed of take up of the Group’s services will also depend upon the Group’s ability to package its content attractively. In addition, the Group operates in a geographic region which has experienced sustained economic growth for a number of years. The effect of a possible slowdown in the rate of economic growth and/or a decline in consumer confidence on the Group’s ability to continue to attract and retain subscribers is uncertain. Therefore, the Group cannot be certain that the current or future marketing and other activities it undertakes will succeed in generating sufficient demand to achieve its operating targets.
The Group’s business is reliant on technology which is subject to the risk of failure, change and development.

The Group is dependent upon satellites which are subject to significant risks that may prevent or impair their commercial operations, including defects, destruction or damage, and incorrect orbital placement. If the Group, or other broadcasters who broadcast channels on the Group’s DTH platform, were unable to obtain sufficient satellite transponder capacity in the future, or the Group’s contracts with satellite providers were terminated, this would have a material adverse effect on the Group’s business and results of operations. Similarly, loss of the transmissions from satellites that are already operational, or failure of the Group’s transmission systems or up linking facilities, could have a material adverse effect on its business and operations.
The Group is dependent on complex technologies in other parts of its business, including its customer relationship management systems, broadcast and conditional access systems, advertising sales, supply chain management systems and its telecommunications network infrastructure, including WAN, LLU, CISCO core IP network, Marconi/Alcatel optical network and complex application servers.
In terms of the delivery of the Group’s broadcast services, the Group is reliant on a third party telecommunications infrastructure to distribute the content between its head offices at Isleworth and its primary and secondary uplink sites at Chilworth and Fair Oak.
In addition, the Group’s network and other operational systems are subject to several risks that are outside the Group’s control, such as the risk of damage to software and hardware resulting from fire and flood, power loss, natural disasters, and general transmission failures caused by a number of additional factors.
Any failure of the Group’s technologies, network or other operational systems or hardware or software that results in significant interruptions to the Group’s operations could have a material adverse effect on its business.
There is a large existing population of digital satellite reception equipment used to receive the Group’s services, including set-top boxes and ancillary equipment, in which the Group has made a significant investment and which is owned by its customers (other than the smart cards, the hard disk capacity in excess of personal storage capacity and the software in the set-top boxes, to which the Group retains title). Were a significant proportion of this equipment to suffer failure, or were the equipment to be rendered either redundant or obsolete by other technology or other requirements or by the mandatory imposition of incompatible technology, or should the Group need to or wish to upgrade significantly the existing population of set-top boxes and/or ancillary equipment with replacement equipment, this could have a material adverse effect on the Group’s business.
The deployed set-top boxes contain finite memory resources that are used by the operating system and other software components such as the conditional access system, EPG, and interactive applications. The Group has, to date, been able to carry out software downloads from time to time to reconfigure the memory utilisation in these set-top boxes in order to accommodate additional and increasingly complex services. In the event that the Group wishes to carry out such software downloads in order to accommodate additional and increasingly complex services and this course of action is no longer available to the Group, it may be limited in its ability to upgrade the services available via the set-top boxes currently installed on subscribers’ premises.

Failure of key suppliers could affect the Group’s ability to operate its business.
The Group relies on a consistent and effective supply chain to meet its business plan commitments and to continue to maintain its network. A failure to meet the Group’s requirements or delays in the development, manufacture or delivery of products from suppliers, the discontinuance of products or services, or a deterioration in support quality, could adversely affect the Group’s ability to deliver its products and services. No assurance can be given that a broad economic failure or decline in quality of equipment suppliers in the industry in which the Group operates will not occur. Any such occurrence could have a material adverse effect on the Group’s business.
Sky Talk relies on telecommunications services from network operator THUS plc and failure on the part of THUS plc to meet the Group’s requirements for whatever reason may affect the Group’s ability to deliver its telephony services to Sky Talk subscribers.
The Group uses a series of products from Openreach (a BT group business) within its LLU operations. These are the colocation space and associated facilities to house the central office equipment (comingling), backhaul circuits to connect that equipment to the Group’s network (BES) and finally individual copper lines that go between the central office equipment and the end user’s house (primarily SMPF lines). Outside of the Group’s LLU areas the Group uses BT Wholesale’s IP stream “bitstream’’ product to provide broadband connectivity to end users. The Group purchases these products from Openreach under terms and conditions outlined within the Ofcom Telecoms Strategic Review (“OTSR”) settlement between Ofcom and BT. This legally binding settlement referred to as the “BT Undertakings” stipulates that the Group buys these products on a fully equivalent basis when compared to other operators (including other parts of BT) who supply broadband, telephony and network products and services. Ofcom has set up an “Equality of Access Board” whose role is to monitor and ensure that all Equivalence of Input requirements agreed in the BT Undertakings are being enacted. Ofcom also monitors the implementation of the BT Undertakings. Failure by either Openreach or BT Wholesale in fact to provide its products to the Group on a fully equivalent basis could have a material adverse effect on the Group’s business.
The Group is reliant on encryption and other technologies to restrict unauthorised access to its services.
Direct DTH access to the Group’s services is restricted through a combination of physical and logical access controls, including smart cards which the Group provides to its individual DTH subscribers. Unauthorised viewing and use of content may be accomplished by counterfeiting the smart cards or otherwise overcoming their security features. A significant increase in the incidence of signal piracy could require the replacement of smart cards sooner than otherwise planned. Although the Group works with its technology suppliers to ensure that its encryption and other protection technology is as resilient to hacking as possible, there can be no assurance that it will not be compromised in the future. The Group also relies upon the encryption or equivalent technologies employed by the cable and other platform operators for the protection of access to the services which the Group makes available to them. Failure of such technology could impact the Group’s revenue from those operators.

The Group’s network and other operational systems rely on the operation and efficiency of its computer systems. Although the Group’s systems are protected by firewalls, there is a risk that its business could be disrupted by hackers or viruses gaining access to its systems. Any such disruption, and any resulting liability to the Group’s customers, could have a material adverse effect on the Group’s business.
The Group undertakes significant capital expenditure projects, including technology and property projects.
As is common with capital expenditure projects, there is a risk that the Group’s capital expenditure projects may not be completed as envisaged, either within the proposed timescales or budgets, or that the anticipated business benefits of the projects may not be fully achieved.
The Group’s investment in ITV could be subject to future events outside of the Group’s control which could result in a permanent loss in value of the Group’s investment.
On 17 November 2006 the Group acquired 696 million shares in ITV at a price of 135 pence per share. ITV is currently trading at a significantly lower value per share than that paid by the Group at the time of the Group’s investment. The Group does not consider that the current trading price of ITV results in a permanent loss in value of the Group’s investment which would require the impairment of the cost of the investment within the Group’s financial statements. However, future events outside of the Group’s control could result in a permanent loss in value of the Group’s investment which would require the impairment of the cost of the investment within the Group’s financial statements.
The Group, in common with other service providers that include third party services which the Group retails, relies on intellectual property and proprietary rights, including in respect of programming content, which may not be adequately protected under current laws or which may be subject to unauthorised use.
The Group’s services largely comprise content in which it owns, or has licensed, the intellectual property rights, delivered through a variety of media, including broadcast programming, interactive television services, and the internet. The Group relies on trademark, copyright and other intellectual property laws to establish and protect its rights over this content. However, the Group cannot be certain that its rights will not be challenged, invalidated or circumvented or that it will successfully renew its rights. Third parties may be able to copy, infringe or otherwise profit from the Group’s rights or content which it owns or licenses, without the Group’s, or the rights holder’s, authorisation. These unauthorised activities may be more easily facilitated by the internet. In addition, the lack of internet-specific legislation relating to trademark and copyright protection creates an additional challenge for the Group in protecting its rights relating to it online businesses and other digital technology rights.
The Group generates wholesale revenue from a limited number of customers.
The Group’s wholesale customers, to whom it offers certain of the Sky Channels and from whom it derives its wholesale revenue, have comprised principally ntl and Telewest which have merged and been rebranded as Virgin Media. Since 28 February 2007, Virgin Media has not carried the Sky Basic Channels but continues to carry all of the Sky Premium Channels on its digital networks (and Sky Sports 1 and Sky Sports 2 to its remaining analogue cable subscribers). Economic or market factors, regulatory intervention, or a change in strategy relating to the distribution of the Group’s channels, may adversely influence the Group’s wholesale revenue and other revenue which the Group receives from Virgin Media in connection with supply of the Sky Premium Channels which may negatively affect the Group’s business.
The Group is subject to a number of medium and long-term obligations.
The Group is party to a number of medium and long-term agreements and other arrangements (including in respect of programming and transmission, for example, its transponder agreements) which impose financial and other obligations upon the Group. If the Group is unable to perform any of its obligations under these agreements and/or arrangements, it could have a material adverse effect on the Group’s business.